Exhibit 1

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES PRIVATE DEBT EXCHANGE OFFERS FOR ITS PERPETUAL SECURITIES

MONTERREY, MEXICO. April 5, 2010 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today the commencement of four separate private offers to exchange CEMEX’s currently outstanding Perpetual Debentures for new senior secured notes to be denominated in Dollars and Euros (the “New Senior Secured Notes”).  The issuer of the New Senior Secured Notes (the “Issuer”) is CEMEX España, S.A., acting through its Luxembourg branch. The Issuer is offering to exchange:

(1)
any and all of the properly tendered (and not validly withdrawn) and accepted outstanding U.S. dollar-denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures at U.S.$713.75 per U.S.$1,000 principal amount for New Dollar Senior Secured Notes (the “USD 6.196% Exchange Offer”),

(2)
any and all of the properly tendered (and not validly withdrawn) and accepted outstanding U.S. dollar-denominated 6.64% Fixed-to-Floating Rate Callable Perpetual Debentures at U.S.$716.25 per U.S.$1,000 principal amount for New Dollar Senior Secured Notes (the “USD 6.64% Exchange Offer”),

(3)
any and all of the properly tendered (and not validly withdrawn) and accepted outstanding U.S. dollar-denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures at U.S.$723.75 per U.S.$1,000 principal amount for New Dollar Senior Secured Notes  (the “USD 6.722% Exchange Offer”), and

(4)
any and all of the properly tendered (and not validly withdrawn) and accepted outstanding Euro-denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures at €687.50 per €1,000 principal amount for either New Euro Senior Secured Notes or New Dollar Senior Secured Notes at the option of the exchanging holder (the “Euro Exchange Offer” and, together with the USD 6.196% Exchange Offer, the USD 6.64% Exchange Offer and the USD 6.722% Exchange Offer, the “Exchange Offers”). The exchange of Euro-denominated Perpetual Debentures for New Dollar Senior Secured Notes will be done at U.S.$1.3468 per €1.00, the official exchange rate published by the European Central Bank on April 1, 2010.

The New Senior Secured Notes denominated in Dollars will mature in 10 years, pay a coupon of 9.25% annually, and be callable commencing on the fifth anniversary of their initial issuance. The New Senior Secured Notes denominated in Euros will mature in 7 years, pay a coupon of 8.875% annually, and be callable commencing on the fourth anniversary of their original issuance. The terms of the Exchange Offers provide for the exchange of the Perpetual Debentures at discounts from their principal amounts and thus, to the extent Perpetual Debentures are exchanged for New Senior Secured Notes, will reduce the aggregate principal amount of CEMEX's outstanding financial obligations.

The New Senior Secured Notes in Dollars and Euros (i) will represent senior obligations of the Issuer, (ii) will be unconditionally guaranteed on a senior secured basis by the same guarantors of the Dual Currency Notes: CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., and (iii) since the New Senior Secured Notes are refinancing or replacing existing financial indebtedness under the Financing Agreement dated August 14, 2009, as amended, will share the same Collateral that secures the obligations under the Dual Currency Notes, the Financing Agreement and other senior secured debt having the benefit of such Collateral.

The Exchange Offers will expire at 11:59 p.m., New York City time, on April 30, 2010, unless extended or earlier terminated (which CEMEX may do in its absolute discretion). Eligible holders of the Perpetual Debentures who properly tender and do not validly withdraw their Perpetual Debentures by 5:00 p.m., New York City time, on April 16, 2010 will receive an additional fee of U.S.$30 per U.S.$1,000 of principal amount tendered for the U.S. dollar-denominated Perpetual Debentures, and €30 per €1,000 of principal amount tendered for the Euro-denominated Perpetual Debentures. Eligible holders of the Perpetual Debentures that properly tender their Perpetual Debentures will not be able to validly withdraw them after 5:00 p.m., New York City time, on April 16, 2010. Holders that tender after April 16, 2010 can validly withdraw until April 30, 2010.

Holders of Perpetual Debentures who want to participate in the Exchange Offers must consent to the Proposed Amendments to the indentures governing the Perpetual Debentures and the underlying Dual Currency Notes and the related amendments to certain collateral documents. Each Exchange Offer is subject to, among other things, the condition that the consents of holders representing at least a majority in aggregate principal amount of the outstanding Perpetual Debentures of the applicable series have been received and not revoked. None of the Exchange Offers is contingent on the completion of any other Exchange Offer. Each Exchange Offer may be modified, extended or cancelled at any time.

The Exchange Offers are being made within the United States only to “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who would be participating in any transaction in accordance with Regulation S. The New Senior Secured Notes to be offered have not been registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements. [The Exchange Offers are not being made to any person located or resident in the Republic of Italy, the Kingdom of Spain and the Grand Duchy of Luxembourg. This press release does not constitute an offer to sell or the solicitation of an offer to buy Perpetual Debentures or New Senior Secured Notes in any jurisdiction in which such an offer or sale would be unlawful.

The New Senior Secured Notes will not be registered with the National Securities Registry, maintained by the Mexican National Banking and Securities Commission, and may not be offered or sold publicly in Mexico. The New Senior Secured Notes may be offered in Mexico to qualified and institutional investors, pursuant to the private placement provisions set forth in Article 8 of the Mexican Securities Market Law.

The New Senior Secured Notes will not be publicly listed.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the offerings described herein will be consummated or as to the terms of any such offering. CEMEX assumes no obligation to update or correct the information contained in this press release.